SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of
                    The Securities Exchange Act of 1934
                             (Amendment No. 9)


                              CORECOMM LIMITED
                     (Name of Subject Company (Issuer))


                      CORECOMM HOLDCO, INC. (Offeror)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                 6% CONVERTIBLE SUBORDINATED NOTES DUE 2006
                       (Title of Class of Securities)


                                 21869Q108
                                 21869NAA3
                                 21869NAB1
                                 21869NAC9
                  (CUSIP Numbers of Classes of Securities)


             Michael A. Peterson                                 Thomas H. Kennedy, Esq.
 Executive Vice President - Chief Operating              Skadden, Arps, Slate, Meagher & Flom LLP
     Officer and Chief Financial Officer                            Four Times Square
            CoreComm Holdco, Inc.                                New York, New York 10036
      110 East 59th Street, 26th Floor                              (212) 735-3000
          New York, New York 10022
                (212) 906-8485
 (Name, Address and Telephone Numbers of Persons Authorized to Receive Notices
              and Communications on Behalf of Filing Persons)

                         Calculation of Filing Fee

Transaction Valuation*                                 Amount of Filing Fee
----------------------                                 --------------------
$45,059,170                                                  $4,146

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals 92/1,000,000 of the transaction valuation. The amount of the transaction valuation attributable to the shares of CoreComm Limited common stock equals $43,475,837, calculated by adding (a) the product of (1) $0.0945, the average of the high and low sale prices per share of CoreComm Limited common stock on February 5, 2002, as reported by the Nasdaq National Market times (2) 151,723,284 shares of CoreComm Limited common stock (including shares issuable pursuant to the exercise of CoreComm Limited warrants) proposed, as of February 8, 2002, to be acquired by CoreComm Holdco, Inc. pursuant to the exchange offers plus (b) the product of (1) $0.065, the average of the high and low sale prices per share of CoreComm Limited common stock on May 20, 2002, as reported by the Nasdaq National Market times (2) 448,276,716, the maximum additional nuymber of shares of CoreComm Limited common stock, proposed, as of May 20, 2002, to be acquired by CoreComm Holdco, Inc. pursuant to the exchange offers. The aggregate principal amount of the 6% Convertible Subordinated Notes due 2006 of CoreComm Limited sought for exchange equals $4,750,000. Under Rule 0-11(a)(4) of the Exchange Act, because there is no market for the 6% Convertible Subordinated Notes due 2006 of CoreComm Limited and because CoreComm Limited has an accumulated capital deficit, only one third of such amount, or $1,583,333, is considered to be the transaction valuation for purposes of calculating the filing fee, resulting in a total transaction valuation of $45,059,170.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $4,146
Filing Party:              CoreComm Holdco, Inc.

Form or Registration No.:  Form S-4 and Schedule TO
Date Filed:                February 8, 2002, May 15, 2002 and May 22, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.
      [X]   issuer tender offer subject to Rule 13e-4.
      [ ]   going-private transaction subject to Rule 13e-3.
      [ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



         This Amendment No. 9 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") by CoreComm Holdco, Inc. ("Holdco"), a Delaware corporation, on February 8, 2002 and amended by Amendment No. 1 thereto filed March 13, 2002, Amendment No. 2 thereto filed April 8, 2002, Amendment No. 3 thereto filed April 15, 2002, Amendment No. 4 thereto filed May 13, 2002, Amendment No. 5 thereto filed May 22, 2002, Amendment No. 6 thereto filed May 29, 2002, Amendment No. 7 thereto filed June 4, 2002 and Amendment No. 8 thereto filed June 13, 2002 (as so amended, the "Schedule TO"). The Schedule TO is being filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the filing of a registration statement on Form S-4 on February 8, 2002 and amended by Amendment No. 1 thereto filed on April 15, 2002, Amendment No. 2 thereto filed on May 15, 2002 and Amendment No. 3 thereto filed on June 13, 2002 (as so amended, the "Registration Statement"), regarding offers (the "Exchange Offers") by Holdco to exchange:

o 1/38.9 of a share of its common stock, par value $0.01 per share, together with the associated rights to purchase shares of Holdco's Series A junior participating preferred stock which are attached to each share of common stock (collectively, the "Holdco Common Stock") (rounded up to the nearest whole share for each unaffiliated holder) for each validly tendered and accepted share of common stock, par value $0.01 per share (the "Limited Common Stock"), of CoreComm Limited ("Limited"), a Delaware corporation; and

o 9.1047 shares of Holdco Common Stock (rounded up to the nearest whole share for each unaffiliated holder) and $30.00 in cash (which is equal to the amount of the April 1, 2002 interest payment that has not been paid), net without interest, for each $1,000 in aggregate principal amount of 6% Convertible Subordinated Notes due 2006 of Limited (the "Public Notes") that is validly tendered and accepted.

         The Exchange Offers are being made upon the terms and subject to the conditions set forth in the preliminary prospectus which is a part of the Registration Statement (the "Prospectus") and the related letters of transmittal (the "Letters of Transmittal"). Copies of the Prospectus and the Letters of Transmittal are incorporated herein by reference to the Registration Statement.

         The information in the Prospectus and the Letters of Transmittal, any prospectus supplement or any amendment thereto related to the Exchange Offers hereafter filed with the SEC by Holdco, is incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

         This Amendment No. 9 to the Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act.

ITEM 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended and supplemented as follows:

         The expiration date for the Exchange Offers set forth in the Schedule TO as 5:00 P.M., New York City time, on June 21, 2002, is hereby amended and extended to 5:00 P.M., New York City time, on June 26, 2002, unless Holdco terminates the Exchange Offers or extends the expiration date of the Exchange Offers. The press release extending the expiration date of the Exchange Offers is attached hereto as Exhibit 12(a)(1)(xvii) and incorporated herein by reference.


                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CoreComm Holdco, Inc.


                                    By: /s/ Michael A. Peterson
                                       ------------------------------------
                                        Name:    Michael A. Peterson
                                        Title:   Executive Vice President -
                                                 Chief Operating Officer and
                                                 Chief Financial Officer

                                        Date:    June 24, 2002


                             INDEX TO EXHIBITS

EXHIBIT NO.       DESCRIPTION

12(a)(1)(i)       Letter of Transmittal Relating to Limited Common Stock
                  (incorporated by reference to Exhibit 99.1 to the Registration Statement)*

12(a)(1)(ii)      Letter of Transmittal Relating to Public Notes
                  (incorporated by reference to Exhibit 99.2 to the Registration Statement)*

12(a)(1)(iii)     Notice of Guaranteed Delivery Relating to Limited Common
                  Stock (incorporated by reference to Exhibit 99.3 to the Registration Statement)*

12(a)(1)(iv)      Notice of Guaranteed Delivery Relating to Public Notes
                  (incorporated by reference to Exhibit 99.4 to the Registration Statement)*

12(a)(1)(v)       Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement)*

12(a)(1)(vi)      Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.6 to the Registration
                  Statement)*

12(a)(1)(vii)     Letter to Holders of Limited Common Stock (incorporated
                  by reference to Exhibit 99.7 to the Registration
                  Statement)*

12(a)(1)(viii)    Letter to Holders of Public Notes (incorporated by
                  reference to Exhibit 99.8 to the Registration Statement)*

12(a)(1)(ix)      Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.9 to the Registration Statement)*

12(a)(1)(x)       Press Release dated March 8, 2002*

12(a)(1)(xi)      Press Release dated April 8, 2002*

12(a)(1)(xii)     Press Release dated May 10, 2002*

12(a)(1)(xiii)    Press Release dated May 21, 2002*

12(a)(1)(xiv)     Press Release dated May 28, 2002*

12(a)(1)(xv)      Press Release dated June 3, 2002*

12(a)(1)(xvi)     Press Release dated June 12, 2002*

12(a)(1)(xvii)    Press Release dated June 24, 2002

12(a)(2)          Not applicable

12(a)(3)          Not applicable

12(a)(4) Preliminary Prospectus dated June 13, 2002 (incorporated by reference to the Registration Statement)

12(a)(5) First Amended Complaint and Plaintiff's Motion for the Issuance of a Preliminary Injunction in the matter of WXIII/Far Yale Gen-Par, LLC, as General Partner of WXIII/Far Yale Real Estate Limited Partnership vs. CoreComm Communications, Inc.; and CoreComm Limited*

12(b)             Not applicable

12(d)(1) CoreComm Limited 1998 Stock Option Plan (incorporated by reference to Exhibit 10.2 to CoreComm Limited's, a Bermuda corporation and predecessor to CoreComm Limited, registration statement on Form 10-12G/A, file no. 000-24521)*

12(d)(2) CoreComm Limited 1999 Stock Option Plan (incorporated by reference to Exhibit 10.5 to CoreComm Limited's, a Bermuda corporation and predecessor to CoreComm Limited, annual report on Form 10-K, filed on March 22, 1999)*

12(d)(3) CoreComm Limited 2000 Stock Option Plan (incorporated by reference to Annex B to CoreComm Limited's Definitive Proxy Statement on Schedule 14A for its Annual Meeting of Shareholders filed on April 27, 2000)*

12(d)(4) CoreComm Limited 2000 Special Stock Option Plan (incorporated by reference to Exhibit 4.5 to CoreComm Limited's, a Bermuda corporation and predecessor to CoreComm Limited, registration statement on Form S-8, file no. 333-33970)*

12(d)(5) CoreComm Limited 2000 Special ATX Stock Option Plan (incorporated by reference to Exhibit 10.50 to the registration statement on Form S-1/A, file no.
                  333-47984)*

12(d)(6) CoreComm Limited 2000 Special Voyager Stock Option Plan (incorporated by reference to Exhibit 10.51 to the registration statement on Form S-1/A, file no.
                  333-47984)*

12(g)             Not applicable

12(h)             Not applicable

* Previously filed on Schedule TO.


                                                     EXHIBIT 12(a)(1)(xvii)


[CoreComm Limited Logo]

FOR IMMEDIATE RELEASE

               CORECOMM LIMITED AND CORECOMM HOLDCO ANNOUNCE
              EXTENSION OF EXPIRATION DATE FOR EXCHANGE OFFERS

         New York, New York (June 24, 2002) - CoreComm Limited (Nasdaq:
COMM) and its formerly wholly-owned subsidiary CoreComm Holdco, Inc. announced today the extension of the expiration date of the registered public exchange offers by CoreComm Holdco until 5:00 P.M., New York City time, on June 26, 2002, unless CoreComm Holdco terminates the exchange offers or extends the expiration date. The exchange offers were previously scheduled to expire at 5:00 P.M., New York City time, on June 21, 2002. CoreComm Holdco is extending the registered public exchange offers because it is still in the process of addressing comments received from the Securities and Exchange Commission with respect to the Form S-4 previously filed in connection with the exchange offers.

         In the exchange offers, the holders of CoreComm Limited securities are being asked to tender: (1) each share of CoreComm Limited common stock they hold for 1/38.9 of a share of common stock of CoreComm Holdco (subject to rounding); and (2) each $1,000 aggregate principal amount of CoreComm Limited's 6% Convertible Subordinated Notes they hold, for 9.1047 shares of common stock of CoreComm Holdco (subject to rounding) and $30 in cash.

         Continental Stock Transfer & Trust Company, the depositary for the exchange offers, has advised CoreComm Holdco that 102,814,934 shares of CoreComm Limited common stock (approximately 73% of the outstanding shares) and $392,000 aggregate principal amount of CoreComm Limited's 6% Convertible Subordinated Notes (approximately 8% of the outstanding principal amount not held by CoreComm Holdco) have been tendered and not withdrawn as of 4:30 P.M., New York City time, on June 21, 2002, in response to the exchange offers. The exchange offers are subject to the terms and conditions set forth in the preliminary prospectus, dated June 13, 2002, and the related letters of transmittal, which constitute the exchange offers. Investors are encouraged to read the information regarding the exchange offers at the end of this release, which describes where you can get more information.

                                  *******

         The foregoing reference to the exchange offers shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of common stock of CoreComm Holdco in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the following documents (including amendments that may be made to them), regarding the exchange offers because they contain important information:

         - CoreComm Holdco's preliminary prospectus, prospectus supplements and final prospectus;

         - CoreComm Holdco's registration statement on Form S-4, containing such documents and other information; and

         -  CoreComm Holdco's Schedule TO.

         These documents and amendments and supplements to these documents have been and will continue to be filed, as they may be amended and supplemented, with the Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from CoreComm Holdco by directing your request to the number listed below.

         For further information regarding the exchange offers, including obtaining additional copies of the exchange offer materials, we encourage you to contact the information agent:

D.F. King & Co., Inc.
77 Water Street
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 848-2998

For any other information contact: Winston Black, Director - Corporate Development at (212) 906-8485.